

December 10, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the
following securities of Motive Capital Corp, under the Exchange Act of 1934:

- Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of
  one redeemable warrant

- Class A ordinary shares included as part of the units

- Warrants included as part of the units, each whole warrant exercisable for one Class A
  ordinary share at an exercise price of $11.50

Sincerely,